

December 9, 2014

Via E-mail
Marc D. Beer
Chief Executive Officer
Aegerion Pharmaceuticals, Inc.
101 Main Street, Ste 1850
Cambridge, MA 02142

> **Re: Aegerion Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **Filed November 10, 2014**
> **File No. 001-34921**

Dear Mr. Beer:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2013
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 83

1. In your research and development expenses discussion on page 84 you indicate that these expenses increased in 2013 by $2.1 million related to outside services costs to support your medical affairs personnel in their efforts to increase educational awareness of homozygous familial hypercholesterolemia (HoFH). You also disclose that you expect research and development expenses to increase in 2014 in part as a result of headcount increases in your medical affairs function. Please tell us the activities undertaken by your medical affairs function and why these expenditures qualify as research and development under ASC 730-10-20. In your response specifically explain to us how educational

efforts to promote the awareness of HoFH presumably to the medical community and potential patients is indicative of discovering new knowledge or applying new knowledge to new products and why this educational activity is not marketing or administrative in nature. Reference for us the authoritative literature you rely upon to support your classification of your medical affairs expenditures.

Form 10-Q for the Quarterly Period Ended September 30, 2014
Notes to Unaudited Condensed Consolidated Financial Statements
Note 6: Debt Financing
Convertible Bond Hedge and Warrant Transaction, page 15

2. Please tell us why the warrants you sold in this transaction are properly classified in equity and reference for us the authoritative literature you relied upon to support your accounting. In your response, specifically tell us how the strike price of these warrants can be adjusted and why these adjustments do not trigger derivative accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Senior Staff Accountants James Peklenk at (202) 551-3661 or Mark Brunhofer at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant